December 2, 2025

<u>VIA E-MAIL</u>

Barry Pershkow
Chapman and Cutler LLP
1801 K Street NW, Suite 700
Washington, DC 20006

      Re: **Volatility Shares Trust**
            Post-Effective Amendments on Form N-1A
            File Nos. 333-263619, 811-23785

Dear Mr. Pershkow:

We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. From October 14 to November 21, 2025, Volatility Shares Trust filed post-effective amendments on Form N-1A to add the series referenced in Appendix A attached hereto.

We will not perform a substantive review of these filings referenced in <u>Appendix A</u> until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

Rule 18f-4 limits fund leverage risk by requiring that an open-end fund's Value-at-Risk (VaR) does not exceed 200% of the VaR of a designated reference portfolio.[1] The fund's designated reference portfolio provides the unleveraged baseline against which to compare the fund's leveraged portfolio for purposes of identifying the fund's leverage risk under the rule. Accordingly, in defining the term "designated reference portfolio," rule 18f-4 provides that, if the fund's investment objective and strategy is to track the performance (including a leverage multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio.[2] As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

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[1]   Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.

[2]   Rule 18f-4(a) (defining the term "Designated reference portfolio").

Each fund in the registrant's fund complex identified in <u>Appendix A</u> has an objective and strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities that it tracks (collectively, the fund's "reference assets") as the fund's designated reference portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

Because each of these funds has an objective and strategy to provide a leverage multiple or inverse multiple of the return of the fund's reference assets, each fund's reference assets provide the precise representation of the fund's unleveraged portfolio and therefore the appropriate baseline to calculate the fund's leverage risk under the rule. Accordingly, we question how the fund's derivatives risk manager could reasonably determine to use a baseline other than the reference assets and how the funds' directors, as fiduciaries, would be satisfied with the manager's choice.

* * *

We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact us at (202) 551-6921.

Sincerely,

Division of Investment Management

Appendix A

33 Act No.	Accession No	Complex	Entity Name	Filing Date	Series Names
333-263619	0001213900-25-098807	Volatility Shares	Volatility Shares Trust	10/14/2025	3x AMD ETF
333-263619	0001213900-25-098809	Volatility Shares	Volatility Shares Trust	10/14/2025	3x AMZN ETF
333-263619	0001213900-25-098810	Volatility Shares	Volatility Shares Trust	10/14/2025	3x COIN ETF
333-263619	0001213900-25-098811	Volatility Shares	Volatility Shares Trust	10/14/2025	3x CRCL ETF
333-263619	0001213900-25-098812	Volatility Shares	Volatility Shares Trust	10/14/2025	3x GOOGL ETF
333-263619	0001213900-25-098815	Volatility Shares	Volatility Shares Trust	10/14/2025	3x MSTR ETF
333-263619	0001213900-25-098816	Volatility Shares	Volatility Shares Trust	10/14/2025	3x NVDA ETF
333-263619	0001213900-25-098818	Volatility Shares	Volatility Shares Trust	10/14/2025	3x PLTR ETF
333-263619	0001213900-25-098820	Volatility Shares	Volatility Shares Trust	10/14/2025	3x TSLA ETF
333-263619	0001213900-25-098821	Volatility Shares	Volatility Shares Trust	10/14/2025	3x Bitcoin ETF
333-263619	0001213900-25-098823	Volatility Shares	Volatility Shares Trust	10/14/2025	3x Ether ETF
333-263619	0001213900-25-098824	Volatility Shares	Volatility Shares Trust	10/14/2025	3x Solana ETF
333-263619	0001213900-25-098829	Volatility Shares	Volatility Shares Trust	10/14/2025	3x XRP ETF
333-263619	0001213900-25-098831	Volatility Shares	Volatility Shares Trust	10/14/2025	3x VIX ETF
333-263619	0001213900-25-098833	Volatility Shares	Volatility Shares Trust	10/14/2025	5x AMD ETF
333-263619	0001213900-25-098835	Volatility Shares	Volatility Shares Trust	10/14/2025	5x AMZN ETF
333-263619	0001213900-25-098838	Volatility Shares	Volatility Shares Trust	10/14/2025	5x COIN ETF
333-263619	0001213900-25-098839	Volatility Shares	Volatility Shares Trust	10/14/2025	5x CRCL ETF
333-263619	0001213900-25-098840	Volatility Shares	Volatility Shares Trust	10/14/2025	5x GOOGL ETF
333-263619	0001213900-25-098842	Volatility Shares	Volatility Shares Trust	10/14/2025	5x MSTR ETF
333-263619	0001213900-25-098843	Volatility Shares	Volatility Shares Trust	10/14/2025	5x NVDA ETF
333-263619	0001213900-25-098844	Volatility Shares	Volatility Shares Trust	10/14/2025	5x PLTR ETF
333-263619	0001213900-25-098845	Volatility Shares	Volatility Shares Trust	10/14/2025	5x TSLA ETF
333-263619	0001213900-25-098849	Volatility Shares	Volatility Shares Trust	10/14/2025	5x Bitcoin ETF
333-263619	0001213900-25-098852	Volatility Shares	Volatility Shares Trust	10/14/2025	5x Ether ETF
333-263619	0001213900-25-098855	Volatility Shares	Volatility Shares Trust	10/14/2025	5x Solana ETF
333-263619	0001213900-25-098859	Volatility Shares	Volatility Shares Trust	10/14/2025	5x XRP ETF
333-263619	0001213900-25-099617	Volatility Shares	Volatility Shares Trust	10/16/2025	5x IWM ETF
333-263619	0001213900-25-099622	Volatility Shares	Volatility Shares Trust	10/16/2025	5x QQQ ETF
333-263619	0001213900-25-099628	Volatility Shares	Volatility Shares Trust	10/16/2025	5x SPY ETF
333-263619	0001213900-25-100875	Volatility Shares	Volatility Shares Trust	10/21/2025	5x GDX ETF
333-263619	0001213900-25-100880	Volatility Shares	Volatility Shares Trust	10/21/2025	5x GLD ETF
333-263619	0001213900-25-100881	Volatility Shares	Volatility Shares Trust	10/21/2025	5x MAGS ETF
333-263619	0001213900-25-100883	Volatility Shares	Volatility Shares Trust	10/21/2025	5x SLV ETF
333-263619	0001213900-25-100886	Volatility Shares	Volatility Shares Trust	10/21/2025	5x SOXQ ETF
333-263619	0001213900-25-100868	Volatility Shares	Volatility Shares Trust	10/21/2025	3x GDX ETF
333-263619	0001213900-25-100869	Volatility Shares	Volatility Shares Trust	10/21/2025	3x MAGS ETF
333-263619	0001213900-25-100872	Volatility Shares	Volatility Shares Trust	10/21/2025	3x GLD ETF
333-263619	0001213900-25-100874	Volatility Shares	Volatility Shares Trust	10/21/2025	3x SLV ETF
333-263619	0001213900-25-102120	Volatility Shares	Volatility Shares Trust	10/24/2025	3x AAPL ETF
333-263619	0001213900-25-102122	Volatility Shares	Volatility Shares Trust	10/24/2025	5x AAPL ETF
333-263619	0001213900-25-102124	Volatility Shares	Volatility Shares Trust	10/24/2025	3x AVGO ETF

333-263619	0001213900-25-102126	Volatility Shares	Volatility Shares Trust	10/24/2025	5x AVGO ETF
333-263619	0001213900-25-102128	Volatility Shares	Volatility Shares Trust	10/24/2025	3x BABA ETF
333-263619	0001213900-25-102129	Volatility Shares	Volatility Shares Trust	10/24/2025	5x BABA ETF
333-263619	0001213900-25-102131	Volatility Shares	Volatility Shares Trust	10/24/2025	3x BMNR ETF
333-263619	0001213900-25-102132	Volatility Shares	Volatility Shares Trust	10/24/2025	5x BMNR ETF
333-263619	0001213900-25-102133	Volatility Shares	Volatility Shares Trust	10/24/2025	3x CRWV ETF
333-263619	0001213900-25-102136	Volatility Shares	Volatility Shares Trust	10/24/2025	5x CRWV ETF
333-263619	0001213900-25-102137	Volatility Shares	Volatility Shares Trust	10/24/2025	3x HIMS ETF
333-263619	0001213900-25-102138	Volatility Shares	Volatility Shares Trust	10/24/2025	5x HIMS ETF
333-263619	0001213900-25-102140	Volatility Shares	Volatility Shares Trust	10/24/2025	3x HOOD ETF
333-263619	0001213900-25-102141	Volatility Shares	Volatility Shares Trust	10/24/2025	5x HOOD ETF
333-263619	0001213900-25-102146	Volatility Shares	Volatility Shares Trust	10/24/2025	3x INTC ETF
333-263619	0001213900-25-102151	Volatility Shares	Volatility Shares Trust	10/24/2025	5x INTC ETF
333-263619	0001213900-25-102153	Volatility Shares	Volatility Shares Trust	10/24/2025	3x META ETF
333-263619	0001213900-25-102156	Volatility Shares	Volatility Shares Trust	10/24/2025	5x META ETF
333-263619	0001213900-25-102159	Volatility Shares	Volatility Shares Trust	10/24/2025	3x MSFT ETF
333-263619	0001213900-25-102168	Volatility Shares	Volatility Shares Trust	10/24/2025	5x MSFT ETF
333-263619	0001213900-25-102170	Volatility Shares	Volatility Shares Trust	10/24/2025	3x NFLX ETF
333-263619	0001213900-25-102173	Volatility Shares	Volatility Shares Trust	10/24/2025	5x NFLX ETF
333-263619	0001213900-25-102175	Volatility Shares	Volatility Shares Trust	10/24/2025	3x ORCL ETF
333-263619	0001213900-25-102179	Volatility Shares	Volatility Shares Trust	10/24/2025	5x ORCL ETF
333-263619	0001213900-25-102182	Volatility Shares	Volatility Shares Trust	10/24/2025	3x SMCI ETF
333-263619	0001213900-25-102184	Volatility Shares	Volatility Shares Trust	10/24/2025	5x SMCI ETF
333-263619	0001213900-25-102185	Volatility Shares	Volatility Shares Trust	10/24/2025	3x TSM ETF
333-263619	0001213900-25-102186	Volatility Shares	Volatility Shares Trust	10/24/2025	5x TSM ETF
333-263619	0001213900-25-102187	Volatility Shares	Volatility Shares Trust	10/24/2025	3x UNH ETF
333-263619	0001213900-25-102193	Volatility Shares	Volatility Shares Trust	10/24/2025	5x UNH ETF
333-263619	0001213900-25-113686	Volatility Shares	Volatility Shares Trust	11/21/2025	5x TLT ETF
333-263619	0001213900-25-113688	Volatility Shares	Volatility Shares Trust	11/21/2025	5x XLF ETF
333-263619	0001213900-25-113693	Volatility Shares	Volatility Shares Trust	11/21/2025	5x FAANG ETF